Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
[The following email was sent to employees in Siebel’s Product Marketing and Engineering/QA organizations on September 14, 2005]
All:
On Monday, Oracle announced the signing of a definitive agreement to acquire Siebel Systems.
In recognition of the industry and product leadership Siebel Systems has built over the years, Oracle plans to make Siebel’s products and services the centerpiece of its CRM strategy and will depend on Siebel to ensure the long-term success of Oracle’s customer-facing applications. Oracle plans to continue supporting our products, our technology partners and maintain support for Siebel applications running on heterogeneous databases to serve our customers’ needs.
The acquisition is not expected to close until early 2006, subject to regulatory clearances and approvals. Until the closing occurs, both companies will continue to operate independently, and it is business as usual.
This merger is very exciting for the benefits it brings to both Oracle and Siebel customers, partners, employees, and to you, the members of the Products and Engineering Divisions. We strongly believe this merger serves the best interests of all our stakeholders. As part of Oracle, we become part of one of the world’s largest and most successful information technology companies. Oracle’s global reach and scale will provide us with the considerable and necessary resources to continue to build, market, deliver and support the world’s leading customer-facing applications.
Oracle acquired Siebel for its product leadership and its stated intent is to continue to make the R&D investments necessary to maintain and extend our leadership. Our key product assets include:
•	Siebel CRM (e.g. Sales, Service, Marketing and Self Service) and Industry specific CRM
•	Customer Data Integration
•	CRM OnDemand
•	Analytics
•	Siebel Component Assembly
During the negotiation process, Oracle performed considerable technology due diligence. Therefore, we can state with confidence that there is no change to the product plans we have developed and are executing against. You should all continue the good work you are currently doing.

Over the course of Q2, we invested a significant amount of time and energy analyzing the market opportunity for our products. As a result, we recently announced a new, aligned organizational structure in and between Products and Engineering to leverage this opportunity. This is the organization we are moving forward with.
In addition we are taking the following actions:
•	We have formed a Products Integration Team, led by Kevin Nix, to handle the product rationalization issues between Oracle and Siebel
•	HR is in the process of finalizing an FAQ to address many of your HR-related questions.
Each and every one of you can help make a difference in this merger. It is imperative for all of us to continue to stay focused — operating with the same level of professionalism, integrity, and focus as you consistently have.
Ed and I want to thank each of you for your continuing contributions to the success of Siebel Systems and our customers. As we look forward to an exciting future, we want to thank you for your dedication, your commitment to customer value, your professional excellence, your teamwork, your innovation and your bias for informed action.
Until the transaction is formally completed, we are an independent company and we must run it that way. We plan to keep you informed and updated on a regular basis but we need each and every one of you to stay focused on achieving or exceeding your Q3 and Q4 objectives.

Bruce Cleveland	Ed Abbo

SVP, Products	SVP, Engineering
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Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements:
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.